# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIONEER MUNICIPAL HIGH INCOME FUND, INC., CIK 0001223026
CUSIP: 723763405
Title of class of securities: VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
Address of issuer's principal executive offices: 60 STATE STREET, 5TH FLOOR, BOSTON, Massachusetts (MA), 02109
Date of event which requires filing of this statement: 08/18/2025
Amends the filing with accession number 0001140361-23-028749
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Banc of America Preferred Funding Corp (CIK 0001565450): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Security and Issuer
Title of class of securities: VARIABLE RATE MUNIFUND TERM PREFERRED SHARES
Name of issuer: PIONEER MUNICIPAL HIGH INCOME FUND, INC.
Address of issuer's principal executive offices: 60 STATE STREET, 5TH FLOOR, BOSTON, Massachusetts (MA), 02109
Comment:
This Amendment No. 5 (this Amendment) amends, as set forth below, the statement on Schedule 13D, dated May 30, 2023 and filed with the SEC on June 7, 2023 (as amended to the date hereof, the Original Schedule 13D) for Bank of America Corporation (BAC) and Banc of America Preferred Funding Corporation (BAPFC) (collectively, the Reporting Persons) with respect to the Variable Rate MuniFund Term Preferred Shares (VMTP Shares) of Pioneer Municipal High Income Fund, Inc. (the Issuer).
This Amendment is being filed to report a change in the Reporting Person's ownership percentage of the Issuer as a result of the redemption of 500 VMTP (CUSIP No. 723763405) Shares on August 18, 2025, as described in the Notice of Intention to Redeem Securities, N-23C-2, filed by the Issuer with the SEC on July 17, 2025.

## Item 2. Identity and Background
Present principal occupation or employment: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule I referenced therein and replacing them with Schedule I included with this Amendment.
Criminal convictions in the last five years: Item 2 of the Original Schedule 13D is hereby amended by deleting Schedule II referenced therein and replacing them with Schedule II included with this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
"The 500 VMTP Shares (CUSIP No. 723763405) held by BAPFC were redeemed by the issuer for a redemption price of the liquidation preference and accumulative but unpaid dividends and as result of the redemption, the Reporting Persons no longer own any VMTP Shares (CUSIP No. 723763405) of the Issuer."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:
"As a result of the redemption, the Reporting Persons no longer own any VMTP Shares (CUSIP No. 723763405) of the Issuer."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D are hereby amended and restated in their entirety by incorporating by reference the cover pages of this Amendment.
Transactions in the class effected during the past sixty days: Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof: "The 500 VMTP Shares held by BAPFC were redeemed by the Issuer on August 18, 2025, for a redemption price of the liquidation preference and accumulated but unpaid dividends and as result of the redemption, the Reporting Persons now own 0 VMTP Shares.
Other persons with the right to receive dividends or sale proceeds: Paragraph (d) of Item 5 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof: (d) Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On August 18, 2025, as a result of the redemption, the Reporting Persons ceased to be the beneficial owner of more than five percent of the class of securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 hereto and the insertion of the following exhibits:
"Exhibit Description of Exhibit
99.1 Joint Filing Agreement
99.2 Power of Attorney
99.6 Schedule I
99.7 Schedule II"

## Signatures
- BANK OF AMERICA CORP /DE/: Andres Ortiz, Andres Ortiz / Authorized Signatory (08/20/2025)
- Banc of America Preferred Funding Corp: Andres Ortiz, Andres Ortiz / Authorized Signatory (08/20/2025)